

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

Sent via U.S. Mail and facsimile to (408) 969-6500

Michael Descheneaux
Chief Financial Officer
SVB Financial Group
3003 Tasman Drive
Santa Clara, CA 95054

   Re: SVB Financial Group
     Form 10-K for the fiscal year ended December 31, 2009
     Filed March 1, 2010
     File No. 000-15637

Dear Mr. Descheneaux:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Kevin W. Vaughn
        Accounting Branch Chief